July 9, 2025

Huajian Xu
Chief Executive Officer
LOBO EV Technologies Ltd.
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People   s Republic of China, 214111

       Re: LOBO EV Technologies Ltd.
           Annual Report on Form 20-F for the Fiscal Year Ended December 31,
2024
           File No. 001-41981
Dear Huajian Xu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing